Exhibit 99.1

China Customer Relations Centers, Inc. Announces Completion of Merger

TAI’AN, China, July 6, 2021/PRNewswire/ -- China Customer Relations Centers, Inc. (Nasdaq: CCRC) (the “Company”), a leading e-commerce and financial services business process outsourcing service provider in China, today announced the completion of the merger (the “Merger”) with Taiying Group Ltd., a business company with limited liability incorporated in the British Virgin Islands (“Parent”) and Taiying International Inc., a business company with limited liability incorporated in the British Virgin Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to the previously announced agreement and plan of merger, dated as of March 12, 2021 (the “Merger Agreement”), by and among the Company, Parent and Merger Sub. As a result of the Merger, the Company became a wholly-owned subsidiary of Parent and will cease to be a publicly traded company.

In accordance with the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on June 18, 2021, each common share of the Company, par value $0.001 per share (each, a “Share” and collectively, the “Shares”), issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) has been cancelled and ceased to exist in exchange for the right to receive $6.50 in cash without interest (the “Merger Consideration”), except for: (a) Shares beneficially owned by certain rollover shareholders, (b) Shares owned by Parent, Merger Sub, the Company (as treasury, if any) or any of their respective subsidiaries immediately prior to the Effective Time; (c) Shares reserved (but not yet allocated) by the Company for settlement upon exercise or vesting of company share awards immediately prior to the Effective Time; and (d) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 179 of the Business Companies Act of the British Virgin Islands, which were cancelled and ceased to exist in exchange for the right to receive the payment of the fair value of those dissenting shares in accordance with the provisions of Section 179 of the Business Companies Act of the British Virgin Islands.

Registered shareholders immediately prior to the Effective Time who are entitled to the Merger Consideration will receive from the paying agent a letter of transmittal and instructions on how to surrender their Shares in exchange for the Merger Consideration in respect of each Share held thereby, and should wait to receive the letter of transmittal before surrendering their Shares. A holder of Shares held in “street name” by a broker, bank or other nominee should receive instructions from its broker, bank or other nominee as to how to receive the applicable Merger Consideration and should address any questions in relation thereto to its broker, bank or other nominee.

The Company requested that trading of its Shares on the NASDAQ Capital Market (“NASDAQ”) be suspended as of the close of business on July 6, 2021, U.S. Eastern Time. The Company requested that NASDAQ file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its Shares on the NASDAQ and the deregistration of the Company’s registered securities. The deregistration is expected to become effective within 90 days of the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing a Form 15 with the SEC. The Company’s obligation to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

In connection with the Merger, Houlihan Lokey (China) Limited is serving as the financial advisor to the special committee of the board of directors of the Company (the “Special Committee”); Hogan Lovells is serving as the U.S. legal counsel to the Special Committee; Carey Olsen Hong Kong LLP is serving as the British Virgin Islands legal counsel to the Special Committee; Haneberg Hurlbert PLC is serving as the U.S. legal counsel to the Company; and Campbells is serving as British Virgin Islands counsel to the Company.

Commerce & Finance Law Offices is serving as the legal counsel to the buyer group; and Harney Westwood & Riegels is serving as the British Virgin Islands legal counsel to the buyer group.

About China Customer Relations Centers, Inc.

The Company is a leading e-commerce and financial services business process outsourcing service provider in China focusing on the complex, voice-based and online-based segments of customer care services, including:

•	customer relationship management;
•	technical support;
•	sales;
•	customer retention;
•	marketing surveys; and
•	research.

The Company’s service is currently delivered from its call centers located in Liaoning Province, Shandong Province, Jiangsu Province, Guangdong Province, Yunnan Province, Hubei Province, Jiangxi Province, Hebei Province, Anhui Province, Sichuan Province, Heilongjiang Province, the Xinjiang Uygur Autonomous Region, the Guangxi Zhuang Autonomous Region, Chongqing City, Shanghai City, and Beijing City. More information about the Company can be found at: www.ccrc.com.

Safe Harbor Statement

This press release contains statements that express the Company’s current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if, ” “will, ” “expected” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions and other factors that could cause actual results to differ materially from those contained in any such statements. Risks, uncertainties and assumptions include, but are not limited to the following: the expected receipt of the Merger Consideration; delisting of the Company’s Shares on NASDAQ and the deregistration of its registered securities; the suspension of the Company’s reporting obligations under the Securities Exchange Act of 1934; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement, all amendments thereto and the proxy statement filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Sherry Zheng

Weitian Group LLC

Email: shunyu.zheng@weitian-ir.com

Phone: +1-718-213-7386